February 7, 2020

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:	Arca U.S. Treasury Fund: File Nos. 333-228303 and 811-23392 CIK: 0001758583 Request for Withdrawal of Amendment to Registration Statement on Form N-2

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“Securities Act”), the Arca U.S. Treasury Fund (File Nos. 333-228303and 811-23392) hereby requests the withdrawal of Pre-Effective Amendment No. 5 to its registration statement filed under the Securities Act and Amendment No. 5 to its registration statement filed under the Investment Company Act of 1940, both of which were filed on Form N-2 (the “Amendment”). The Amendment was submitted via EDGAR and accepted by the Securities and Exchange Commission on January 24, 2020 (Accession No. 0001214659-20-000580). The Amendment has not yet been declared effective and no securities were sold pursuant to the Amendment or the underlying Registration Statement under the Securities Act.

Very truly yours,

/s/ Richard Malinowski

Richard Malinowski

Secretary